

DIVISION OF
CORPORATION FINANCE

MAIL STOP 7010

June 22, 2006

Linda Putback-Bean
Chief Executive Officer
12926 Willowchase Drive
Houston, Texas 77070

RE: Pediatric Prosthetics, Inc.
Information Statement on Schedule 14C
Filed June 2, 2006
File No. 0-51804

Dear Ms. Putback-Bean:

   We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose the information required by Item 13(a) of Schedule 14A. Refer to Item 11(e) of Schedule 14A.

2. Please disclose the information required by Item 11(b) and (c) of Schedule 14A.

3. Prior to filing a definitive information statement, please file an amendment to your registration statement on Form 10-SB that responds to our outstanding March 10, 2006 comments.

<u>Proposal 1</u>

4. Please disclose your current amount of authorized stock.

<u>What is the Purpose of the Amendment?</u>

5. You state that the increase in authorized common shares will make available additional authorized shares that could be used to "acquire other companies or their businesses or assets." Please revise to provide all information required by Item 14 of Schedule 14A with respect to any planned acquisition or supplementally provide to us a detailed legal analysis that explains why you believe Item 14 is inapplicable.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from your company acknowledging that:

- Your company is responsible for the adequacy and accuracy of the disclosure in your filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to your filing; and

- Your company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or in his absence Chris Edwards, Special Counsel, at (202) 551-3742 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: David Love
        Fax: (713) 524-4122